SOURCE:	AXCAN PHARMA INC.
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	June 21, 2007

AXCAN PHARMA SUBMITS CMC PORTION OF ITS NEW DRUG APPLICATION FOR ULTRASE
AND IS GRANTED FAST TRACK STATUS

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced that it has filed the Chemistry, Manufacturing and Control data (“CMC”) portion of its New Drug Application (“NDA”) for ULTRASE in the treatment of Exocrine Pancreatic Insufficiency (“EPI”), with the U.S. Food and Drug Administration (“FDA”). The Company plans to submit the complete and final NDA dossier to the FDA in the weeks to come. Axcan also announced that the FDA has granted the product a Fast Track designation. Fast Track designations allow promising new drugs and biological products that treat serious, life-threatening or severely debilitating diseases to proceed more rapidly through the regulatory process.

"We are committed to submitting a complete NDA filing for ULTRASE in the next few weeks, which, coupled with the Fast Track designation, should allow us to meet the April 2008 FDA approval deadline. Previous clinical Phase III studies confirmed that ULTRASE significantly improves fat and protein absorption in patients with exocrine pancreatic insufficiency, and we are pleased with the prospect of continuing to offer this product of great quality to patients and physicians, as we have been doing for over 15 years,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “This zero-overfill ULTRASE formulation, which translates into with a product with batch-to-batch consistency, should allow us to remain a leader in the pancreatic enzyme market once we obtain approval,” he added.

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs must receive approval before April 2008 in order to remain on the market. ULTRASE is a pancreatic enzyme replacement therapy that will not require overfill, and will therefore be filled at 100 percent of label claim. This formulation of ULTRASE has been designed to meet FDA guidelines for pancreatic enzyme replacement products.

The ULTRASE NDA will amongst others include the results of two Phase III clinical studies (Aliment Pharmacol. Ther. 2004; 20: 1365-1371) that demonstrated excellent effects on fat and protein absorption with minimal adverse events. Indeed, a significant increase in both fat and protein absorption occurred in the enzyme therapy groups. Mean fat and protein absorption increased to 79.4% and 83.8% respectively for the ULTRASE MT12 study group, and 87.3% and 88.6% respectively for the ULTRASE MT20 study group. Baseline fat and protein absorption levels were 46.7% and 58.4% respectively in the ULTRASE MT12 study group and 58.7% AND 62.9% in the ULTRASE MT20 study group. Therefore, the results from the ULTRASE MT12 and ULTRASE MT 20 study groups represent the highest percentage increases among products for which data is publicly available.

As part of its NDA, the Company will also submit new clinical studies including an additional efficacy and safety study conducted with the cellulose-based HP55-coated ULTRASE currently on the market, as well as, as requested by the FDA, an intestinal perfusion study aimed at measuring the bioactivity of lipase at the site of action.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's expectations with respect to the benefits and acceptance of new drugs and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, the protection of our intellectual property, including the approval of patent applications, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

The name ULTRASE appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi

Senior Director, Investor Relations and Communications

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2000

www.axcan.com